Exhibit 99.3

A Merger of Equals to become the #1 IT Outsourcing Services Player in China

Dear Valued HiSoft Staff Member,

I am pleased to inform you that today HiSoft Technology International Limited and VanceInfo Technologies Inc. jointly participated in a China IT Services market landmark event to announce the signing of a definitive “Merger of Equals” agreement. This will create the largest IT Outsourcing services player in China with the scale, depth, diversity and resources to actively compete in the global market place. This Merger puts us squarely on the path to becoming the “Infosys or Cognizant of China” and puts us well ahead of our original schedule toward reaching our goal of becoming a US$1billion company by 2015.

Hisoft will be the surviving entity with a new name and will continue to be listed on NASDAQ.    Upon completion of this transaction, I will assume the role of Chief Executive Officer of the merged company, while Mr. Chris Chen (current Chairman and CEO of VanceInfo) will assume the role of Non-Executive Chairman.

VanceInfo is a well-respected player in the industry and brings to the Merger a wealth of seasoned expertise and capabilities.  The merged company will immediately give us the economies of scale to tap into operating and cost synergies to support the necessary investments to build the sustained and differentiating capabilities that will help us win in the industries we choose to serve.

Besides yielding many operating and cost synergies, the merged company will reshape the competitive landscape and favorably position us to win by being:

•                  The largest IT Services player in China by headcount with about 23,000 employees.

•                  The largest and most diversified pool of overseas consultants/engineers among China-based IT Services players

•                  The #1 R&D outsourcing service provider in China

•                  The #1 IT Outsourcing services provider in China

•                  The largest China-based IT services provider for the banking sector

•                  The #1 Quality Assurance and Testing Solution and Services vendor in China

The combined platform will be impressive and dynamic with improved geographic reach, business mix and industry diversity.  There will be many new capabilities created, new roles needed and expanded career opportunities as part of the new organization.  Without a doubt, exciting possibilities await in the days ahead.

As we move forward in the merger, I remind us all to keep in keen focus the needs of our customers and our commitment to always deliver the highest quality service.

In closing, I thank you for your support and contributions that have helped to make Hisoft what it is today and thereby make  this Merger of Equals possible.

I thank you and I look forward to an exciting and rewarding journey together in the merged company.

Sincerely,

Tiak Koon Loh

Chief Executive Officer

********************************************************************************************************************************************

平等合并成为中国服务外包企业NO.1

亲爱的海辉员工：

今天，我非常高兴地向大家宣布，海辉软件（国际）集团和文思创新软件技术有限公司共同签署了最终的”平等合并”协议，这是中国IT服务市场具有划时代的里程碑意义的大事！我们将创建中国最大的IT服务外包企业，凭借人员、规模、深度和多样性的综合实力积极参与在全球市场的竞争。此次合并使我们更有希望成为中国的Infosys，中国的Cognizant，也大大提早了我们原定于 2015年成为10亿美元公司的时间进程表。

海辉将作为存续实体，以新的公司名继续保留在纳斯达克。本次合并完成后，我将担任合并公司的首席执行官，陈淑宁先生（现任文思董事长兼首席执行官）将担任合并公司的非执行董事长。

文思在同行业中备受推崇，带给合并丰富且全面的专业能力。两家公司合并后会迅速形成规模经济，产生运营和成本的协同效应，支持必要的投资，建立可持续和差异化能力，从而有助于在我们所选择的行业中取得成功。

除了产生许多运营和成本协同效应，合并后的公司将重塑竞争格局，同时在如下几方面拥有强大优势：

•                  中国最大的IT服务企业，全球拥有约23000名员工

•                  中国IT 服务企业中，拥有最大、最多元化的海外顾问及工程师团队

•                  中国研发外包服务供应商第一名

•                  中国信息技术外包服务供应商第一名

•                  中国最大的银行业信息技术服务供应商

•                  中国测试解决方案及服务供应商第一名

合并后的平台定将充满活力，令人刮目相看。合并将扩大区域覆盖能力，改进业务组合，增强行业多样化。新公司将创造出许多新的能力，需要更多新的职务角色，提供更宽广的职业机会。毫无疑问，未来充满了令人兴奋的机遇！

随着我们合并的推进，我提请大家保持专注，关注客户需求和我们的承诺，一如既往为客户提供优质服务！

最后，我感谢大家的支持与贡献，是你们成就了今天的海辉，从而使这次平等合并成为可能！

我和大家共同期待合并后激动人心和极富意义的旅程！

卢哲群

首席执行官